

Philip Guerin

Managing Member, CEO, Original Founder at Yolo Rum

Greater Denver Area

Connect   **...**

 Yolo Rum

 Colorado State University

 See contact info

141 connections

Dedicated to business and philanthropy.

Experience



Managing Member, Founder
Yolo Rum
Jan 2012 – Present • 6 yrs 6 mos
Denver, Colorado

Yolo Rum continues to creatively innovate and utilize digital marketing techniques, to define our market advantage.

Media (1)

Home   

President, CEO
Myxed Up Creations, Inc.
Jan 1992 – Present • 26 yrs 6 mos

Education

Colorado State University

Volunteer Experience

 **American Book Ambassador to Guatemala**





ative For Education

Cooperative For Education
Jan 2004 – Jan 2004 • 1 mo
Children

I am proud to support such a brilliant organization that has had a positive impact on tens of thousands of children that live in rural Guatemala. Co-Ed is efficiently run with low administration expenses, and is a self sustaining model that has spawned new computer labs that have connected ambitious minds to the rest of the world.

Skills & Endorsements

Strategic Planning · 7
Jared Wigand and 6 connections have given endorsements for this skill

Team Building · 7
Jared Wigand and 6 connections have given endorsements for this skill

Management · 7
Jared Wigand and 6 connections have given endorsements for this skill

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Interests

Daniel Goleman

Daniel Goleman
What Makes a Leader? Emotional and S...
4,656,620 followers

The Wall Street Journal

The Wall Street Journal
4,139,949 followers

Deepak Chopra MD (official)

Deepak Chopra MD (official)
Founder, Chopra Foundation
5,376,490 followers

Forbes

Forbes
6,768,226 followers

Yolo Rum

Yolo Rum
74 followers

BBC News

BBC News
3,048,471 followers